SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                     INLAND LAND APPRECIATION FUND II, L.P.
                            (Name of Subject Company)

   MPF-NY 2005, LLC; STEVEN GOLD; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 4, LLC; MPF BLUERIDGE FUND I, LLC; MPF BLUERIDGE FUND II,
   LLC; MP INCOME FUND 20, LLC; MPF INCOME FUND 22, LLC; MPF FLAGSHIP FUND 11,
    LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; SUTTER OPPORTUNITY
                  FUND 3, LLC; MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                  MacKenzie Patterson Fuller, LP
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                       Amount of
         Valuation*                                        Filing Fee

         $8,027,250                                        $858.92

 * For purposes of calculating the filing fee only. Assumes the purchase of 9,730 Units at a purchase price equal to $825 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $858.92
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: March 2, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of March 2, 2006 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC; STEVEN GOLD; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 4, LLC; MPF BLUERIDGE FUND I, LLC; MPF BLUERIDGE FUND II, LLC; MP INCOME FUND 20, LLC; MPF INCOME FUND 22, LLC; MPF FLAGSHIP FUND 11, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; SUTTER OPPORTUNITY FUND 3, LLC; MACKENZIE PATTERSON FULLER, LP (collectively the "Purchasers") to purchase up to 9,730 Units of limited partnership interest (the "Units") in Inland Land Appreciation Fund II, L.P. (the "Partnership"), the subject company, at a purchase price equal to $825 per Unit, less the amount of any distributions declared or made with respect to the Units between March 2, 2006 (the "Offer Date") and April 10, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers are amending their filing to clarify the meaning of their previous disclosure that the Depository has "access" to the securities prior to their acceptance for payment and the Expiration Date. The Purchasers and the Depository have no rights with respect to the Units prior to the Expiration Date and the Purchasers acceptance of the Units tendered for payment. The disclosure is intended to simply notify unitholders that the Depository is an affiliate of the Purchasers and may have possession over signed letters of transmittal prior to the Expiration Date.

Further, the Purchasers are clarifying that the rights listed on page 2 of the Offer relating to the ability to terminate the Offer and to amend the Offer must be exercised, if at all, prior to the Expiration Date. The right to extend the offer must be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date.


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 31, 2006

MPF-NY 2005, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 4, LLC; MPF BLUERIDGE FUND I, LLC; MPF BLUERIDGE FUND II, LLC; MP INCOME FUND 20, LLC; MPF INCOME FUND 22, LLC; MPF FLAGSHIP FUND 11, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; SUTTER OPPORTUNITY FUND 3, LLC; MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         -----------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person


STEVEN GOLD

/s/ Steven Gold
-----------------------------